Exhibit 3

Gregory J. Goff Chairman of the Board and CEO

Tesoro Logistics GP, LLC 19100 Ridgewood Parkway San Antonio, TX 78259 210 626 6943 210 745 4611 Fax

December 2, 2014

Board of Directors

QEP Midstream Partners GP, LLC

As general partner of QEP Midstream Partners, LP

19100 Ridgewood Parkway

San Antonio, Texas 78259

Members of the Board of Directors:

Tesoro Logistics LP (“TLLP”), through the Board of Directors of its general partner, Tesoro Logistics GP, LLC (“TLGP”), hereby proposes the acquisition of all the outstanding common units of QEP Midstream Partners, LP (the “Partnership”) not owned by QEP Midstream Partners GP, LLC (the “General Partner”) or QEP Field Services, LLC (“QEPFS”) in exchange for common units of TLLP (“TLLP Common Units”) at an exchange ratio of 0.2846 TLLP Common Units per common unit of the Partnership. As you are aware, TLLP now controls both the General Partner and QEPFS, which owns approximately 55.8% of the common units of the Partnership. TLLP’s current intent is to structure the acquisition in the form of a merger of the Partnership with a new acquisition entity to be formed by TLLP with the Partnership as the surviving entity.

The proposed price presents the closing price of the Partnership’s common units on December 1, 2014. The primary reason for this approach is a comparison of three-year total return analysis based on Wall Street consensus estimates for the Partnership and TLLP (taking into account TLLP Common Units to be issued in the proposed merger transaction). Based on this analysis, the current anticipated three-year total return for the Partnership’s common units is approximately 12.6%. By exchanging the unaffiliated outstanding Partnership common units for TLLP Common Units at the proposed exchange ratio, the analysis indicates that the Partnership’s unitholders could be expected to receive a three-year total return of approximately 20%. Therefore, on a relative net present value basis, assuming a 10.0% discount rate, the Partnership’s unaffiliated common unitholders receive approximately 4.4 times more value by exchanging their Partnership common units for TLLP Common Units. Accordingly, TLGP’s Board of Directors is of the view that the proposed merger transaction is a very attractive opportunity for the Partnership’s unaffiliated common unitholders.

I believe that TLGP, on behalf of TLLP, is well-positioned to negotiate and complete the proposed transaction in an expedited manner with a high degree of closing certainty. No debt financing will be required to consummate this transaction, and the closing will not be conditioned on obtaining financing. Moreover, I do not anticipate that any regulatory approvals will be an impediment to the closing. TLGP is preparing a proposed merger agreement that we intend to provide shortly.

Board of Directors

QEP Midstream Partners GP, LLC

December 2, 2014

I expect that you will ask the conflicts committee of the board of directors of the General Partner (the “Conflicts Committee”) to evaluate this proposal pursuant to Section 7.9 of the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”) and, that if approved by the Conflicts Committee, the transaction will be subject to the approval of a majority of the unaffiliated common unitholders of the Partnership in accordance with Section 14.3(b) of the Partnership Agreement. I and members of senior management of TLGP who sit on the board of directors of the General Partner will support the referral of this proposal to the conflicts committee and its engagement of independent financial and legal advisors. I welcome the opportunity to present this proposal to the conflicts committee and its advisors as soon as possible. However, please be aware that TLLP is interested only in acquiring common units of the Partnership and not in selling (or causing its affiliates to sell) interests in the Partnership to any third party or parties.

This proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to this proposal or any other transaction shall be created until such time as mutually satisfactory definitive documentation is executed and delivered.

I, along with Phillip M. Anderson, who serves as President of TLGP, and the rest of TLGP’s advisory team, look forward to working with the conflicts committee and its advisors to complete a mutually acceptable transaction that is attractive to the Partnership’s unaffiliated common unitholders. Should you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Gregory J. Goff

Gregory J. Goff
Chairman of the Board and Chief Executive Officer of Tesoro Logistics GP, LLP, the general partner of Tesoro Logistics LP